UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Charm Communications Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

16112R101
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16112R101	Page 1 of 7 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aegis Group plc
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)		(a)	☐
(b)			☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,390,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,390,000*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,390,000*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 16112R101	Page 2 of 7 Pages

*Aegis Group plc (“Aegis”) is deemed, under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own the 12,390,000 Class B ordinary shares of Charm Communications Inc. (“Charm”) held by its wholly-owned subsidiary, Aegis Media Pacific Ltd.  Each Class B ordinary share is convertible by Aegis into one Class A ordinary share at any time, so Aegis is deemed, under Rule 13d-3 under the Exchange Act, to beneficially own 12,390,000 Class A ordinary shares.

Based on information provided by Charm, there were 15,760,102 Class A ordinary shares of Charm issued and outstanding at December 31, 2010.  As a result of the foregoing, for purposes of Rule 13d-3 under the Exchange Act, Aegis is deemed to beneficially own 44.0% of the Class A ordinary shares of Charm issued and outstanding.

CUSIP No. 16112R101	Page 3 of 7 Pages

Item 1(a). Name of Issuer:

Charm Communications Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

26th Floor, Tower A, Oriental Media Center, 4 Guanghua Road,
Chaoyang District, Beijing 100026
People’s Republic of China

Item 2(a). Name of Person Filing:

Aegis Group plc.  Aegis Group plc holds its shares through its wholly-owned subsidiary, Aegis Media Pacific Ltd.

Item 2(b). Address of Principal Business Office or, if none, Residence:

180 Great Portland Street
London, W1W 5QZ
United Kingdom

 Item 2(c). Citizenship:

Aegis Group plc is a company organized and existing under the laws of England and Wales.

Item 2(d). Title of Class of Securities:

Class A ordinary shares

Item 2(e). CUSIP Number:

The CUSIP number for the Class A ordinary shares is 16112R101.

Item 3. Filing Pursuant to §§240.13d-1(b) or 240.13.d-2(b) or (c).

Not Applicable

Item 4. Ownership.

(a) Amount beneficially owned: 12,390,000*

(b) Percent of class: 44.0%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 12,390,000*

(ii) Shared power to vote or to direct the vote: None

CUSIP No. 16112R101	Page 4 of 7 Pages

(iii) Sole power to dispose or to direct the disposition of: 12,390,000

(iv) Shared power to dispose or to direct the disposition of: None

*Aegis Group plc (“Aegis”) is deemed, under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own the 12,390,000 Class B ordinary shares of Charm Communications Inc. (“Charm”) held by its wholly-owned subsidiary, Aegis Media Pacific Ltd.  Each Class B ordinary share is convertible by Aegis into one Class A ordinary share at any time, so Aegis is deemed, under Rule 13d-3 under the Exchange Act, to beneficially own 12,390,000 Class A ordinary shares.

Based on information provided by Charm, there were 15,760,102 Class A ordinary shares of Charm issued and outstanding at December 31, 2010.  As a result of the foregoing, for purposes of Rule 13d-3 under the Exchange Act, Aegis is deemed to beneficially own 44.0% of the Class A ordinary shares of Charm issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

CUSIP No. 16112R101	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aegis Group plc

Date:	February 14, 2011	By:	/s/ Simon Zinger
			Name:	Simon Zinger
			Title:	Group General Counsel, Aegis Group plc

CUSIP No. 16112R101	Page 6 of 7 Pages

EXHIBIT A

Aegis Group plc holds its shares through its wholly-owned subsidiary, Aegis Media Pacific Ltd.